Via Edgar

April 15, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Peggy Fisher, Esq. Celia A. Soehner, Esq. Dennis Hult Jeffrey Jaramillo

Re:	Hypersolar, Inc. (the “Company”) Registration Statement on Form S-1 Amended on March 25, 2010 File No. 333-164708

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 6, 2010 (the “Comment Letter”) relating to the Registration Statement on Form S-1/A (the “Registration Statement”) of Hypersolar, Inc. (“Hypersolar” or the "Company").  The Company’s responses are set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Overview, Page 6

1.	Please reconcile your disclosure here and throughout your prospectus that you have filed "patent applications" with your disclosure on pages 11 and 22 that you have filed only one patent application.

Response:

  The Company has revised to disclose that the Company has filed only one patent application. Please see pages 7, 21, 23 and 24.

Risks Related to our Business and Industry.  page 8

  We will need additional financing to execute our business plan… page 8

2.
We reissue prior comment 8 in part. Please disclose the dollar amount of additional capital that you believe you will need in order to execute your business plan and fund operations over the next twelve months instead of simply stating that you believe your current cash balance will be sufficient. We note in this regard that the heading of this risk factor indicates your need for additional financing in order to accomplish your goals.

Response:

The Company has revised to remove the risk factor. The Company has disclosed in its Plan of Operations that its cash on hand and short term investments are sufficient to fund its operations until January 2011, while the Company develops a working prototype of its technology.

Should our stock become quoted on the OTC Bulletin Board…page 13

3.
We note your response to comment 13. Briefly describe the extent of your reporting obligations under Section 15(d) of the Exchange Act and the consequences to investors if you do not register a class of securities under Section 12 (g).

Response:

The Company has included a risk factor describing the extent of its reporting obligations under Section 15(d) of the Exchange Act and the consequences to investors if it does not register a class of securities under Section 12 (g).

Transactions Being Registered in this Prospectus. page 14

4.	Please reconcile your disclosure in response to prior comment 17 that your private placement was completed in February 2010 with your response to prior comment 2 and the disclosure on page 11-1.

Response:

The Company has revised to clarify that the private placement was completed in January 2010.

Plan of Operation and Financing Needs, page 20

5.
Reference is made to your revised disclosure on page 22. Please fill in the aggregate amount that the Company has paid Dr. Dagli to date under the Consulting Agreement as further discussed on page 22. Also, please tell us and disclose in your filing the amount you have accrued for Dr. Dagli's hourly compensation as of June 30, 2009 and December 31, 2009 in your balance sheets. Please tell us how you estimated these amounts and provide us with the amounts recognized as an expense in your statement of operations for the period ended June 30, 2009 and six months period ended December 31, 2009.

Response: The Company has revised to include the aggregate amount that was paid Dr. Dagli to date under the Consulting Agreement. The Company has not accrued any amounts for Dr. Dagli’s compensation as of June 30, 2009 and December 31, 2009.  All invoices were promptly paid upon receipt.

Executive Compensation, page_26

6.
Regarding your response to prior comment 31, it is unclear why you have not included in the summary compensation table the amount that Dr. Petkie has received in salary for fiscal year 2010, as you have done for Mr. Young. Please revise.

Response:

The Company has revised to include the salary received by Dr. Petkie in 2009 and  2010, Dr. Petkie’s compensation for 2009 was earned pursuant to the Consulting Agreement between the Company and Dr. Petkie. Dr. Petkie’s compensation in 2010 comprised of $50,000 earned pursuant to his employment agreement with the Company and $15,000 pursuant to his consulting agreement.

Certain Relationships and Related Transactions, page 27

7.
We note your response to prior comment 32. Please revise your disclosure to provide all information required by Regulation S-K Item 404(a), including the name of the related person and the basis on which the person is a related person.

Response:

The Company has revised to identity the shareholders and has provided the basis in which the person is a related person.

8.
Please expand to disclose the stock issuances in April 2009 to founders and two shareholders who are now affiliates, identifying each party and stating the amount of shares each received and the consideration paid.

Response:

The Company has expanded to disclose the issuance of shares in the founder round and subsequent subscriptions by shareholders who acquired in excess of 5% of the Company’s securities from the Company.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  Thank you in advance for your prompt review and assistance.  If you have any questions, please contact the undersigned.
Very truly yours,

By:	/s/ Marcelle S. Balcombe

3